SD 3/9/05

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION 213 WASH, D.C.

SECURIT[illegible] 05036632 [illegible]N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-45039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7A Crystal Gade
(No. and Street)

St. Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Neill + Associates, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 24775 (Address) Gallows Bay St Croix (City) VI (State) 00824 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TH 3/11

OATH OR AFFIRMATION

I, Thomas Conk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities Inc, as of 31 December, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas Conk
Signature

Finance & Operations Principal
Title

DENISE LaRUSSO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/21/2006

Denise LaRusso
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

SESLIA VIRGIN ISLANDS SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

CONTENTS

O'Neill & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Claudette J. Anderson, CPA
June Y. Harley, CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.

We have audited the accompanying balance sheets of Seslia Virgin Islands Securities, Inc. (a Virgin Islands corporation) as of December 31, 2004 and 2003 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, Inc. as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

O'Neill & Associates, LLC

St. Croix, U.S. Virgin Islands
February 18, 2005

SESLIA VIRGIN ISLANDS SECURITIES, INC.

BALANCE SHEETS

December 31,

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 144,052	$ 256,312
Accounts receivable	23,721	17,378
Prepaid expenses	13,576	15,459
Due from shareholders	6,596	16,323
Due from affiliate	17,112	46,007
Total current assets	205,057	351,479
PROPERTY AND EQUIPMENT		
Equipment	51,462	51,462
Furniture	26,499	26,499
	77,961	77,961
Less accumulated depreciation	(57,109)	(47,498)
Net property and equipment	20,852	30,463
OTHER ASSETS		
Investments	75,876	66,856
Total other assets	75,876	66,856
	$ 301,785	$ 448,798

See accompanying notes.

SESLIA VIRGIN ISLANDS SECURITIES, INC.

BALANCE SHEETS

December 31,

LIABILITIES AND NET ASSETS

	2004	2003
CURRENT LIABILITIES		
Current portion of long-term debt	$ 2,101	$ 2,038
Accounts payable	15,550	17,811
Accrued income taxes	644	8,700
Accrued liabilities	26,093	35,971
Total current liabilities	44,388	64,520
LONG-TERM LIABILITIES		
Long-term debt, less current maturities	11,218	13,388
Total long-term liabilities	11,218	13,388
STOCKHOLDER'S EQUITY		
Common stock – 10,000 shares authorized, 1,081 share issued and outstanding of no par value	41,314	49,471
Additional paid-in capital	175,995	182,000
Retained earnings	28,870	139,419
Total stockholder's equity	246,179	370,890
	$ 301,785	$ 448,798

See accompanying notes.

SESLIA VIRGIN ISLANDS SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended December 31,

	2004	2003
Revenues	$ 861,315	$ 1,268,427
Operating expenses		
Fees and commissions	220,467	265,684
General and administrative	747,124	974,309
Depreciation	9,611	9,327
Total operating expenses	977,202	1,249,320
Income (loss) from operations	(115,887)	19,107
Other income (deduction)		
Unrealized loss on securities	(2,104)	(1,272)
Investment income	7,442	11,189
Total other income	5,338	9,917
Income before provision for income taxes		29,024
Provision for income taxes	-	8,885
NET INCOME (LOSS)	(110,549)	20,139
Retained earnings, January 1,	139,419	119,280
Retained earnings, December 31,	$ 28,870	$ 139,419

See accompanying notes.

SESLIA VIRGIN ISLANDS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31,

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2003	$ 25,000	$ 182,000	$ 119,280
Issuance of 81 shares	24,471	-	-
Net income	-	-	20,139
Balances at December 31, 2003	49,471	182,000	139,419
Current year activity:			
Net loss			(110,549)
Cancellation of 27 shares per agreement	(8,157)		
Return of capital contributions		(89,340)	
Additional paid-in capital		83,333	
	$ 41,314	$ 175,993	$ 28,870

See accompanying notes.

SESLIA VIRGIN ISLANDS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (110,549)	$ 20,139
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Depreciation and amortization	9,611	9,327
Loss on sales of securities	3,509	738
Unrealized gain on securities	(1,405)	534
(Increase) decrease in:		
Accounts receivable	(6,343)	55,003
Prepaid expenses	1,884	(885)
(Decrease) increase in:		
Accounts payable	(2,261)	(15,703)
Accrued income taxes	(8,056)	1,900
Accrued liabilities	(9,878)	(13,326)
Net cash (used) by operating activities	(123,488)	57,727
Cash flows from investing activities:		
Payments for the purchase of property and equipment	-	(5,848)
Investments, net	(11,123)	90,700
Net cash used by investing activities	(11,123)	84,852
Cash flows from financing activities:		
Advances from (to) affiliate and shareholders	32,617	(5,204)
Principal payments on long-term debt	(2,109)	(2,198)
Redemptions of common stock	(8,157)	8,148
Net cash provides (used) by financing activities	22,351	746
NET CASH (USED) PROVIDED BY ALL ACTIVITIES	(112,260)	143,325
Cash and cash equivalents, January 1,	256,312	112,987
Cash and cash equivalents, December 31,	$ 144,052	$ 256,312
Supplemental disclosure		
Interest paid	$ -	$ 662

See accompanying notes.

SESLIA VIRGIN ISLANDS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and purpose - Seslia Virgin Islands Securities, Inc. was incorporated April 30, 1992 to engage in and carry on a general securities brokerage, investment and financial consulting business.

Cash Equivalents – For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment - Property and equipment are carried at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets.

Investments - The Company maintains cash and/or investments held for long term in a "good faith deposit account" to meet the NASD capital requirements. For financial reporting purposes, the investments are recorded at the lower of cost or market.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs - The Company conducts non-direct response advertising. These costs are expensed as incurred. Advertising costs for the years ended December 31, 2004 and 2003 are $3,180 and $4,413, respectively.

Income taxes - Provision for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income taxes - Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE B – INVESTMENTS

The Company invests in certificate of deposits and corporate bonds. At December 31, 2004 and 2003, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in comprehensive income.

December 31,	2004	2003
Fair market value	$ 75,876	$ 66,857
Cost	74,471	$ 67,391
Unrealized (loss) gain	$ (1,405)	$ 534

NOTE C - RELATED PARTY TRANSACTIONS

Seslia Virgin Islands Securities, Inc. (the Company) is a subsidiary of Seslia & Company (the Parent). The Parent is a Pennsylvania corporation. The Company had received funds from Seslia & Company for organizational costs. The Company also pays a monthly management fee representing the use of Seslia & Company personnel and services. Management fees incurred for 2004 and 2003 totaled $32,500 and $ 30,000, respectively.

Balances arising from transactions with the parent company are as follows:

December 31,	2004	2003
Due from (to) parent	$ 17,112	$ 46,007

Also, see note F with respect to operating lease agreement with parent company.

NOTE D – STOCK PURCHASE ASSISTANCE PLAN

In February 2003, the company initiated a stock purchase plan to encourage and assist its officers and key executives to make meaningful investments in the company's common stock. Employees who choose to participate will be granted an opportunity to purchase the company's common stock at fair market value. As of December 31, 2003, three participants have executed agreements to participate in the stock purchase plan by purchasing 81 shares of common stock in the amount of $24,471. The unpaid balance related to that transaction as of December 31, 2004 and 2003 is $6,596 and $16,323. As of December 31, 2004, two employees were participants in the plan. One agreement was terminated during 2004 by mutual agreement.

NOTE E - LONG-TERM DEBT

Long-term debt consists of the following at December 31,

	2004	2003
4% loan payable to the SBA in monthly installments of $220 which includes interest; collateralized by fixed assets; final installments due August 2010	$13,319	$ 15,426
Less current maturities	2,101	2,038
	$ 11,218	$ 13,388

Based on market rates for similar loans, at December 31, 2004 and 2003, the fair value of the notes approximates their carrying amount. The aggregate maturities of long-term debt are as follows:

Year ending December 31,

2005	$ 2,101
2006	2,269
2007	2,318
2008	2,402
2009	2,492
Thereafter	1,737
	$ 13,319

NOTE F – INCOME TAXES

The company utilized net operating loss carry forwards for the year ending December 31, 2003 of approximately $17,875. As of December 31, 2003 the Company has used all available net operating losses. In addition, the Company has available capital loss carryovers of approximately $6,265 to offset future year's capital gains.

NOTE G - COMMITMENTS

The Company is obligated under operating lease agreement dated September 1998 for rent of $2,900 per month until January 2001. Rent is fixed for the initial two years and will increase annually based upon Consumer Price Index until it expires December 2011. The agreement provides a ten-year renewal option to be negotiated based on the Consumer Price Index. The lease is with the parent company Seslia & Company.

The Company also leases office space under an operating lease agreement with monthly payments of $2,000.

Rent expense for the years ended December 31, 2004 and 2003 amounted to $53,380 and $61,010 respectively.

NOTE H - EMPLOYEE BENEFIT PLANS

The corporation maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2004 and 2003 was $10,202 and $9,548, respectively.

SUPPLEMENTARY INFORMATION

O'Neill & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Claudette J. Anderson, CPA
June Y. Harley, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements; but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Neill & Associates, LLC

St. Croix, Virgin Islands
February 18, 2005

SESLIA VIRGIN ISLANDS SECURITIES, INC.

SCHEDULE I
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Years Ended December 31,

	2004	2003
Salaries and wages	$354,448	$ 499,516
Management fees	32,500	30,000
Employee benefits	68,448	84,410
Gross receipts taxes	31,793	47,342
Rent	53,380	61,010
Professional fees	26,828	34,945
Payroll taxes	37,044	37,059
Travel	27,652	30,558
Telephone	26,796	29,568
Advertising	3,180	4,413
Dues and subscription	19,162	20,504
Supplies	5,551	5,184
Postage	9,221	10,205
Repairs and maintenance	8,774	16,112
Pension plan	10,202	9,549
Meals and entertainment	8,357	9,762
Board meetings		10,725
Utilities	6,490	6,921
Training and education	1,982	3,337
Insurance	5,872	6,801
Contributions	-	6,400
Equipment lease	3,307	3,307
Promotion	-	2,472
Bank fees	1,187	530
Franchise taxes		310
Miscellaneous	4,950	3,369
	$ 747,124	$ 974,309

SESLIA VIRGIN ISLANDS SECURITIES, INC.

SCHEDULE II
SCHEDULES OF COMPUTATION OF NET CAPITAL

Years Ended December 31,

	2004	2003
NET CAPITAL		
Total stockholder's equity qualified for net capital	$ 246,177	$ 370,890
Deductions and/or charges		
A. Non-allowable assets furniture, equipment And leasehold improvements	(20,852)	(30,462)
Other assets	(13,576)	(15,459)
Due from parent company	(17,112)	(46,007)
Due from shareholders	(6,596)	(16,323)
Receivables over 30 days old	(19,340)	(10,313)
Net capital before haircuts on securities positions	168,701	252,326
Haircuts on securities (computed where Applicable), pursuant to Rule 15c-3-1 (f)		
A. Trading and investment securities		
1. Other securities	(6,829)	(3,428)
B. Other	-	-
	$ 161,872	$ 248,898
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of Financial condition	$ -	$ -
Other liabilities	55,606	77,910
	55,600	$ 77,910
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 100,000
Excess net capital at 100%	$ 156,872	$ 148,898
Ratio: Aggregate indebtedness to net capital	34%	31%

SESLIA VIRGIN ISLANDS SECURITIES, INC.

SCHEDULE III
SCHEDULES OF COMPLIANCE ITEMS

December 31, 2003 and 2002

- No material inadequacies were found during the audits of Seslia Virgin Islands Securities, Inc.

- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2004 and 2003 or during those calendar years.

- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31,

	2004	2003
Unaudited net capital - Focus – IIS Report	$ 161,872	$ 248,898

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.